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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)
Under the Securities Exchange Act of 1934*

SBS BROADCASTING S.A.

(Name of Issuer)

Common Shares, par value e2.00 per share

(Title of Class of Securities)

L8137F-10-2

(CUSIP Number)

Elizabeth M. Markowski
Senior Vice President
Liberty Global, Inc.**
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

**Note: Pursuant to the business combination agreement between Liberty Media International, Inc. and UnitedGlobalCom, Inc., Liberty Global, Inc. became the successor issuer to Liberty Media International, Inc. and acquired the outstanding stock in UnitedGlobalCom, Inc. not already owned by Liberty Media International, Inc. This statement constitutes Amendment No. 1 to the Report on Schedule 13D of the reporting group consisting of Liberty Media International, Inc. and UnitedGlobalCom, Inc., filed by such reporting group with the Securities and Exchange Commission on June 7, 2004.

CUSIP No. L8137F-10-2

1.	Name of Reporting Person: Liberty Global, Inc.		I.R.S. Identification Nos. of above persons (entities only): 20-2197030

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,000,000 common shares[1]

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 6,000,000 common shares[1]

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,000,000 common shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 18.4%[2]

14.	Type of Reporting Person (See Instructions): CO

[1]	Held by UnitedGlobalCom Europe B.V. (“UGC Europe”), a wholly owned subsidiary of UnitedGlobalCom, Inc. (“UGC”), which is a wholly owned subsidiary of Liberty Global, Inc. (“LGI”).

[2]	Based on 32,660,396 of the Issuer’s Common Shares outstanding as of May 5, 2005, as reported in the Issuer’s Notice of Annual General Meeting of Shareholders on Form 6-K, as filed with the Securities and Exchange Commission on May 23, 2005.

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Statement of

LIBERTY GLOBAL, INC.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

SBS BROADCASTING S.A.

     This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed by Liberty Global, Inc., a Delaware corporation (“LGI” or the “Reporting Person”), amends and supplements the Statement on Schedule 13D (the “Original LMI Statement”) originally filed by Liberty Media International, Inc. (“LMI”), as part of a reporting group with UnitedGlobalCom, Inc. (“UGC”), with the Securities and Exchange Commission (“SEC”) on June 7, 2004, which statement also served as Amendment No. 2 to the Statement on Schedule 13D originally filed by UGC with the SEC on February 25, 2003, and later amended and supplemented by Amendment No. 1 thereto filed by UGC with the SEC on April 10, 2003 (such UGC statement as so amended, the “UGC Statement”), with respect to the Common Shares, par value €2.00 per share, of SBS Broadcasting S.A. (the “Issuer”). The LMI Original Statement, the UGC Statement and this Amendment No. 1 are collectively referred to as the “Statement.” LGI is the successor issuer to LMI, a Delaware corporation, as described herein.

     Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings assigned to such terms in the Statement.

Item 2. Identity and Background

     The information contained in Item 2 of the Statement is hereby amended and supplemented by adding the following information:

     This statement is being filed by Liberty Global, Inc., a Delaware corporation (“LGI”), having its principal business address at 12300 Liberty Boulevard, Englewood, Colorado 80112. Following the business combination (the “Combination”) described in Item 3 below, LGI is the successor issuer to Liberty Media International, Inc., a Delaware corporation (“LMI”), and owns 100% of UnitedGlobalCom, Inc., a Delaware corporation (“UGC”).

     LGI owns interests in broadband, distribution and content companies operating outside the continental United States, principally in Europe, Asia, and Latin America. Through its subsidiaries and affiliates, LGI is one of the largest cable television operators outside the United States. Based on LGI’s operating statistics at March 31, 2005, LGI’s networks reached approximately 23.0 million homes passed and served approximately 14.3 million revenue

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generating units, including approximately 10.4 million video subscribers, 2.3 million broadband Internet subscribers and 1.6 million telephone subscribers.

     Schedule 1 attached to this Amendment No. 1 contains the following information concerning each director, executive officer or controlling person of LGI: (i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.

     During the last five years, neither LGI nor, to the knowledge of LGI, any of the persons identified on Schedule 1 (the “Schedule 1 Persons”) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither LGI nor, to the knowledge of LGI, any of the Schedule 1 Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

     The information contained in Item 3 of the Statement is hereby amended and supplemented by adding the following:

     On June 15, 2005, LGI effected the Combination of LMI and UGC under LGI, pursuant to an Agreement and Plan of Merger (“Merger Agreement”), dated as of January 17, 2005, whereby:

     (a) LMI merged with a wholly owned subsidiary of LGI with LMI surviving, and the stockholders of LMI received in such merger, for each share of Series A Common Stock, par value $.01 per share, of LMI or Series B Common Stock, par value $.01 per share, of LMI they owned, one share of the corresponding series of either Series A Common Stock, par value $.01 per share, of LGI (“LGI Series A Stock”) or Series B Common Stock; par value $.01 per share, of LGI; and

     (b) UGC merged with a wholly owned subsidiary of LGI with UGC surviving, and the stockholders of UGC (other than LMI and its wholly owned subsidiaries), had the right to elect to receive, for each share of UGC common stock of any class that they owned, 0.2155 of a share of LGI Series A Stock with cash in lieu of fractional shares or $9.58 in cash. The cash election was subject to proration, so that the total cash consideration paid did not exceed 20% of the aggregate value of the merger consideration payable to the public stockholders of UGC.

     As a result of the Combination, LGI became the successor issuer to LMI.

Item 4. Purpose of the Transaction

     The information contained in Item 4 of the Statement is hereby amended and supplemented by adding the following information:

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     The information set forth in Item 3 is incorporated by reference herein as if set forth in its entirety.

     LGI intends to continuously review its investment in the Issuer, and may in the future determine to (1) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) dispose of all or a portion of its interest in the Issuer or (3) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, LGI specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), LGI currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: (A) the Issuer’s business and prospects; (B) other developments concerning the Issuer and its businesses generally; (C) other business opportunities available to LGI; (D) developments with respect to the business of LGI; (E) changes in law and government regulations; (F) general economic conditions; and (G) money and stock market conditions, including the market price of the securities of the Issuer.

     Other than as set forth in the Statement (including the exhibits hereto) or as contemplated or permitted by the agreements described herein, LGI does not currently have any specific plans or proposals that relate to or would result in:

     (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (iii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (v) any material change in the present capitalization or dividend policy of the Issuer;

     (vi) any other material change in the Issuer’s business or corporate structure;

     (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

     (viii) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

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     (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (x) any action similar to any of those enumerated in this paragraph.

Item 5. Interest in Securities of the Issuer

     The information contained in Item 5 of the Statement is hereby amended and supplemented by adding the following information:

     (a) On June 15, 2005, in connection with the Combination described in Item 3 above, LGI became the successor issuer to LMI. LGI beneficially owns, and may be deemed to have voting and dispositive power with respect to, 6,000,000 Common Shares of the Issuer registered in the name of an indirect wholly owned subsidiary of LGI. Based on the 32,660,396 Common Shares that were issued and outstanding as of May 5, 2005 (as disclosed in the Issuer’s Notice of Annual General Meeting of Shareholders on Form 6-K, as filed with the SEC on May 23, 2005), the 6,000,000 Common Shares beneficially owned by the Reporting Person represented on that date approximately 18.4% of the issued and outstanding Common Shares.

         Shane O’Neill, who is a Schedule 1 Person, holds currently exercisable options to acquire 11,250 Common Shares, which Common Shares represent less than 1% of the issued and outstanding Common Shares (based on the issued and outstanding Common Share information described in paragraph (a) of this Item 5).

         Except as described herein, to the best knowledge of LGI, as of the date hereof, neither LGI nor any of the Schedule 1 Persons beneficially owns any Common Shares.

     (b) The Reporting Person has the sole power to vote, or to direct the voting of, and to dispose of, or to direct the disposition of, the 6,000,000 Common Shares beneficially owned by the Reporting Person.

     (c) Except as described herein, as of the date hereof, there have been no transactions in the shares of the Issuer effected during the past 60 days by LGI, or, to the best knowledge of LGI, by any of the Schedule 1 Persons.

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     The information contained in Item 6 of the Statement is hereby amended and supplemented by adding the following information:

     The information included in Item 3 of this Amendment No. 1 is hereby incorporated by reference into this Item 6.

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SIGNATURE

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2005

LIBERTY GLOBAL, INC.
By:	/s/ MICHELLE L. KEIST
	Name:	Michelle L. Keist
	Title:	Vice President and Assistant Secretary

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SCHEDULE 1
DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY GLOBAL, INC.

     The name and present principal occupation of each director and executive officer of Liberty Global, Inc. are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Global, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of Liberty Global, Inc., all executive officers and directors listed on this Schedule 1 are United States citizens, except for Miranda Curtis, Charles H.R. Bracken, and Shane O’Neill, who are citizens of the United Kingdom, and John W. Dick, who is a Canadian citizen.

Name and Business Address	Principal Occupation and Principal
(if applicable)	Business (if applicable)
John C. Malone	Chairman of the Board and Director of LGI
Michael T. Fries	Director of LGI; President and Chief Executive Officer
John P. Cole, Jr.	Director of LGI; Of Counsel of Cole, Raywid and Braverman LLP
John W. Dick	Director of LGI; Non-executive Chairman of Hooper Industries Group
Paul A. Gould	Director of LGI; Managing Director of Allen & Company Incorporated
David E. Rapley	Director of LGI
Larry E. Romrell	Director of LGI
Gene W. Schneider	Director of LGI
J.C. Sparkman	Director of LGI
J. David Wargo	Director of LGI; President of Wargo & Company, Inc.
Bernard G. Dvorak	Senior Vice President, Co-Chief Financial Officer (and Principal Accounting Officer)
Charles H.R. Bracken	Senior Vice President, Co-Chief Financial Officer (and Principal Financial Officer)
Elizabeth M. Markowski	Senior Vice President, Secretary, General Counsel
Anthony G. Werner	Senior Vice President, Chief Technology Officer
Frederick G. Westerman III	Senior Vice President, Investor Relations & Corporate Communications

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Name and Business Address	Principal Occupation and Principal
(if applicable)	Business (if applicable)
Shane O’Neill	Senior Vice President, Chief Strategy Officer; and President, chellomedia
Gene Musselman	President & Chief Operating Officer, UPC Broadband
Miranda Curtis	President, Liberty Global Japan
David J. Leonard	President, Liberty Global Latin America

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